UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 0-29350

VASOGEN INC.
(Translation of registrant’s name into English)

4 ROBERT SPECK PARKWAY, 15TH FLOOR MISSISSAUGA, ONTARIO L4Z 1S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___________	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

EXHIBIT LIST

Exhibit	Title

99.1

A Letter of Confirmation, dated September 28, 2009, from CIBC Mellon Trust Company, to each of the securities commission or equivalent authority of Canada's thirteen provinces and territories, stating that the proxy, the notice of meeting/information circular and the letter of transmittal for Vasogen Inc. have been sent to all registered shareholders of Vasogen Inc., as filed with CSA on October 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC. (Registrant)
	By:	/s/ Graham Neil
Date: October 5, 2009		Name: Graham Neil Title: Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title

99.1

A Letter of Confirmation, dated September 28, 2009, from CIBC Mellon Trust Company, to each of the securities commission or equivalent authority of Canada's thirteen provinces and territories, stating that the proxy, the notice of meeting/information circular and the letter of transmittal for Vasogen Inc. have been sent to all registered shareholders of Vasogen Inc., as filed with CSA on October 5, 2009